Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On August 9, 2021, Embark issued a press release entitled “Embark Uses NVIDIA Drive to Power its Embark Universal Interface for the Autonomous Trucking Industry”. The press release announces Embark’s collaboration with NVIDIA to utilize NVIDIA Drive software to power the Embark Universal Interface and the Embark Driver software. A copy of the press release is set forth below.

Embark Uses NVIDIA DRIVE to Power its Embark Universal Interface for the Autonomous Trucking Industry

NVIDIA’s high-performance computing technology to underpin Embark’s OEM-agnostic self-driving stack.

SAN FRANCISCO, CA –– AUGUST 9, 2021 –– Embark Trucks Inc., a leading developer of autonomous technology for the trucking industry, today announced that it will use NVIDIA DRIVE™ autonomous vehicle compute platform solutions to power the Embark Universal Interface (EUI) and the Embark Driver software. By collaborating with NVIDIA and adopting the DRIVE platform, Embark intends to equip its test fleet with the automotive-grade, high-performance, and energy-efficient compute required to scale and integrate the unique platform within carriers’ fleets.

With the EUI, Embark is pioneering an OEM-agnostic approach that enables carriers to begin trialing and deploying Embark self-driving software on trucks from the carrier’s preferred OEM. The EUI is a set of standardized self-driving components and the flexible interfaces necessary to more easily and robustly integrate Embark’s autonomous technology onto truck OEM vehicle platforms. The EUI is currently being developed for trucks from the four major OEMs in the US – Freightliner, Navistar International, PACCAR, and Volvo – representing the vast majority of the Class-8 trucks on the road nationwide.

“In order to meet the high safety and performance standards demanded by the Embark Driver software via the EUI, we need an enormous amount of compute power in our trucks,” said Ajith Dasari, Head of Hardware Platform at Embark. “The NVIDIA DRIVE platform meets this need head-on, and allows us to outfit our partners and customers with the best self-driving hardware and software currently on the market.”

The NVIDIA DRIVE platform is the first scalable AI platform that features co-developed hardware and software that work together to enable the production of automated and self-driving vehicles, combining deep learning, sensor fusion, and surround vision for a safe driving experience. This end-to-end open platform allows for one development investment across an entire fleet, from Level 2+ systems all the way to Level 5 fully autonomous vehicles.

High-performance computing is critical to process complex AI algorithms and autonomous vehicle software. By using the NVIDIA DRIVE platform, Embark is adopting best-in-class scalable compute solutions to deploy robust self-driving software, marking the next step in Embark’s four-year relationship with NVIDIA.

“By selecting NVIDIA DRIVE, Embark will help accelerate the development of commercial self-driving software-as-a-service for the trucking industry, achieving a safer and more efficient freight ecosystem,” said Rishi Dhall, Vice President of Automotive Business at NVIDIA.

The cooperation with NVIDIA comes at a momentous period for Embark.

In June 2021, Embark announced a definitive business combination agreement with Northern Genesis Acquisition Corp. II (NYSE: NGAB) that is anticipated to result in Embark becoming a publicly listed company. Embark also welcomed former Secretary of Transportation Elaine Chao to its Board of Directors to provide new leadership and expertise to the company as it grows.

In April 2021, Embark announced the Partner Development Program, the cornerstone of its go-to-market strategy, and unveiled partnerships with carriers including Knight-Swift Transportation, Werner Enterprises, Mesilla Valley Transportation, and Bison Transport, and shippers including Anheuser Busch InBev and HP, Inc. Together, these initiatives position Embark to rapidly scale its business as it commercializes self-driving trucks.

About Embark Trucks, Inc.

Embark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 30,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

Contact

For media inquiries, please email press@embarktrucks.com.

For investor inquiries, please email investorrelations@embarktrucks.com.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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